UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

20170194

DIVISION OF
CORPORATION FINANCE

March 15, 2017

Michael V. Greco
Alexion Pharmaceuticals, Inc.
michael.greco@alexion.com

Re: Alexion Pharmaceuticals, Inc.
Incoming letter dated January 20, 2017

Dear Mr. Greco:

This is in response to your letter dated January 20, 2017 concerning the shareholder proposal submitted to Alexion by John Chevedden. We also received letters from the proponent on January 23, 2017, January 25, 2017 and January 31, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB MEMORANDM M-07-16

March 15, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alexion Pharmaceuticals, Inc.
Incoming letter dated January 20, 2017

The proposal requests that the board take the steps necessary to adopt a bylaw that prior to the annual meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the board and shall not be used to solicit votes.

We are unable to concur in your view that Alexion may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. We are also unable to conclude that you have demonstrated objectively that the proposal is materially false or misleading. Accordingly, we do not believe that Alexion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Alexion may exclude the proposal under rule 14a-8(i)(7). In this regard, we note that the proposal relates to the monitoring of preliminary voting results with respect to executive compensation matters and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Alexion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Alexion may exclude the proposal under rule 14a-8(i)(8). Accordingly, we do not believe that Alexion may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(8).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

January 31, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Alexion Pharmaceuticals, Inc. (ALXN)
Executive Pay Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2016 no-action request.

The company fails to provide no-action precedents of proposals involving executive pay being deemed ordinary business proposals.

The company incorrectly claims executive pay does not transcend day-to-day business. The company does not claim that the *only* underlying subject matter of this proposal is monitoring voting results.

The company simply ignores that the subject matter of this proposal is limited to executive pay.

The company claims that this proposal must be clear on items beyond the scope of this proposal such as abstentions, etc.

The company claims that a proposal must be interpreted the same way by the company and by shareholders. This is like saying that an owners manual must interpreted the same way by a mechanic and by a motorist.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Michael V. Greco <GrecoM@alxn.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16 ***FISMA & OMB MEMORANDM M-07-16***

January 25, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Alexion Pharmaceuticals, Inc. (ALXN)
Executive Pay Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2016 no-action request.

The company fails to explain how it would inform shareholders, before they cast their ballots – when it has the greatest value, of the complete amount it spends on proxy solicitations directed toward one self-interested executive pay ballot item.

The company failed to cite any rule that if management is motivated to spend shareholder money on solicitations because of one self-interested executive pay ballot item – that it cannot hide the fact by claiming that the money spent was for soliciting on a bundle of ballot items.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Michael V. Greco <GrecoM@alxn.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDM M-07-16

FISMA & OMB MEMORANDM M-07-16

January 23, 2016

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Alexion Pharmaceuticals, Inc. (ALXN)
Confidential Voting
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 23, 2016 no-action request.

On page 3 the company pretends that the resolved statement in *Praxair* et al is the same as the resolved statement text in this proposal. By failing to address the contrast between the *Praxair* et al text and the text in this proposal in a 14-page no action request (no less), the company gives the impression that it would be hapless in doing so.

The company also argues by oversimplification on page 3. It claims that once a rule 14a-8 proposal topic touches anything to do with an annual shareholder meeting it is automatically a trivia proposal. According to the company brand of logic a proposal asking that directors stand for election each year is a trivia proposal because it obviously has something to do with the annual meeting, which is purportedly the exclusive domain of management.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,

John Chevedden

cc: Michael V. Greco <GrecoM@alxn.com>

[ALXN: Rule 14a-8 Proposal, December 29, 2016]
[Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Executive Pay Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.

Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items.

It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

Please vote to enhance shareholder value:
Executive Pay Confidential Voting– Proposal [4]
[The line above – *Is* for publication.]

January 20, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Alexion Pharmaceuticals, Inc. – Shareholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted on behalf of Alexion Pharmaceuticals, Inc. (the "Company") to confirm to the Staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that the Company intends to exclude from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden, which are further described below and attached as Exhibit A hereto.

For the reasons outlined below, we hereby respectfully request that the Staff concur in our view that the Proposal may be properly excluded from the 2017 Proxy Materials.

We are submitting this request for no-action relief via the Commission's email address, shareholderproposals@sec.gov in accordance with the rules of the Securities and Exchange Commission, and we are contemporaneously sending a copy of this letter and its attachments to the Proponent.

SUMMARY OF THE PROPOSAL

The Proposal provides:

> "Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain matters include the topics of say on

> executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot."

The statements supporting the Proposal allege, among other things, that "[o]ur management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items."

A full copy of the Proposal is attached to this letter as Exhibit A hereto. In addition, pursuant to Staff Legal Bulletin No. 14C (June 28, 2005), relevant correspondence exchanged with the Proponent is attached as Exhibit B hereto.

BASES FOR EXCLUSION

The Company believes that the Proposal may be excluded from the 2017 Proxy Materials on the following bases:

(i) Rule 14a-8(i)(7): the Proposal deals with a matter relating to the Company's ordinary business operations;

(ii) Rule 14a-8(i)(3): the Proposal and/or supporting statement contains false or misleading statements in violation of Rule 14a-9 under the Exchange Act and are impermissibly vague and indefinite; and

(iii) Rule 14a-8(i)(8): the Proposal may relate to the election of directors.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because the Proposal Relates to the Company's Ordinary Business Operations

The Proposal relates to matters of the Company's ordinary business, including as to how the Company conducts its annual meeting, the monitoring of voting results with respect to matters that may relate to ordinary business, and restricting the methods by which management and the Board of Directors interact with, and receive information from, shareholders prior to the Company's annual meeting. The Staff has consistently agreed that these kinds of proposals are properly excluded under 14a-8(i)(7).

A. Rule 14a-8(i)(7) Background

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with matters relating to the company's ordinary business operations." The term "ordinary business" refers not to the common meaning of the word "ordinary," but rather the meaning of "ordinary" that is "rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." *Exchange Act Release No. 34-40018* (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations: The first is the recognition that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

B. The Proposal May be Excluded Because It Relates to the Ordinary Business Matter of Conduct of Annual Shareholder Meetings

The Staff has consistently concurred in the exclusion of proposals, similar to that at issue here, that seek to restrict management access to preliminary voting results on matters of executive pay. In *Praxair, Inc.* (avail. Jan. 6, 2017), the Staff allowed the exclusion under 14a-8(i)(7) of a proposal that sought to restrict board access to preliminary votes on "management-sponsored or Board-sponsored resolutions seeking approval of executive pay or for other purposes, including votes mandated under the applicable stock exchange rules," among other things. The proponent's correspondence made clear that the proposal was aimed directly at executive pay matters and was intended to force companies to "get executive pay right." The company argued that denying access to preliminary voting results hampered management and the Board's ability to conduct ordinary business and to organize and conduct its annual meeting, and the Staff allowed the exclusion. The Staff has recently allowed the exclusion of other such proposals. *See Ferro Corp.* (avail Jan. 6, 2017); *Honeywell International, Inc.* (avail. Jan. 6, 2017); *L3 Communications Holdings, Inc.* (avail. Jan. 6, 2017); *NiSource Inc.* (avail. Jan. 6, 2017); *Kohl's Corp.* (avail. Dec. 27, 2016); *Verizon Communications, Inc.* (avail. Jan. 22, 2015). The Staff has also allowed exclusion of proposals that seek to deny access to voting results unless the board determined there was a compelling need, which exclusion is not being made available to the Company under the Proposal. *See, e.g., FedEx Corporation* (avail. July 18, 2014); *NetApp, Inc.* (avail. July 15, 2014).

The Proposal at issue here is, in all relevant aspects, identical to that excluded in *Praxair, Inc.* It seeks to restrict management's access to the outcome of votes cast prior to the Annual Meeting "on certain executive pay matters" including "topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans." As described above, the correspondence made clear that the proposal was aimed entirely, if not exclusively, at preventing management access to preliminary results on executive pay matters in order to prevent management from using that data to conduct its annual meeting and efforts connected to the meeting, including engagement with shareholders. The Staff nevertheless allowed the exclusion of such a proposal because restricting management access to such preliminary results would interfere with management's ability to conduct the ordinary business relating to the annual meeting. Because the Staff allowed the exclusion of the proposal in *Praxair, Inc.*, and similar proposals in *Ferro Corp.*, *L3 Communications Holdings, Inc.* and *NiSource Inc.*, we respectfully request that the Staff follow its consistent interpretation and exclude this Proposal for the same reasons.

The Staff has also concurred in the exclusion of proposals that interfere with how the Board conducts annual shareholder meetings, including proposals that limit access to preliminary proxy results in advance of the meeting. For example, in *Kohl's Corp.* (avail. Dec. 27, 2016), the Staff determined that a shareholder proposal that would eliminate management's access to preliminary voting results related to "Company-sponsored voting items seeking approval of executive compensation arrangements," "proposals required by law or the Company's Bylaws to be voted on by shareholders (e.g., say-on-pay advisory votes)" and "Rule 14a-8 shareholder proposals included in the proxy" significantly impacted the ability of Kohl's management to conduct its annual shareholder meeting, which is a matter of ordinary business operations under 14a-8(i)(7). Kohl's explained that its management used the preliminary voting information in preparation for and in conduct of its annual shareholder meetings. The SEC agreed with Kohl's determination that this "information assists management in conducting an informed and productive meeting, which is in the best interest of all shareholders." *See also Ferro Corp.* (avail Jan. 6, 2017); *Honeywell International, Inc.* (avail. Jan. 6, 2017); *L3 Communications Holdings, Inc.* (avail. Jan. 6, 2017); *NiSource Inc.* (avail. Jan. 6, 2017); *Praxair, Inc.* (avail. Jan. 6, 2017); *Baxter International, Inc.* (avail. Dec. 27, 2016) (Staff concurring in the exclusion of a proposal similar to that in *Verizon* under 14a-8(i)(7)); *Pfizer, Inc.* (avail. Dec. 27, 2016) (same); *General Motors. Corp.* (avail. Mar. 15, 2004) (Staff concurring in the exclusion of a shareholder proposal under 14a-8(i)(7) that would require certain disclosure when the company solicited shareholder votes because that disclosure related to ordinary business operations).

As the Staff has recognized in similar situations, the Company's management relies on preliminary voting results to understand shareholders' interests and opinions and accordingly tailor its annual meeting to provide for efficient and productive communication, which is in the best interests of shareholders. The Staff has consistently determined that the annual shareholder meeting is a fundamental matter of ordinary business operations. *See, e.g., Servotronics, Inc.* (avail. Feb. 19, 2015) (excluding a proposal under Rule 14a-8(i)(7) that sought to incorporate a question-and-answer period in the company's annual shareholder meeting and noting that "[p]roposals concerning the conduct of shareholder meetings generally are excludable under rule 14a-8(i)(7)"); *Con-way Inc.* (avail. Jan. 22, 2009) (excluding a proposal that sought to improve shareholder access to the events at annual shareholder meetings through the use of web casting over the internet); *Ford Motor Co.* (avail. Jan. 2, 2008) (excluding a proposal that sought to affect how the location of the annual meeting is selected).

The Proposal at issue here, like those at issue in *Praxair, Inc.*, *Kohl's*, *FedEx* and *NetApp, Inc.*, that seeks to restrict management's ability to access preliminary voting information also restricts management's ability to prepare for and conduct the annual shareholder meeting. Preventing access to preliminary voting results not only impedes management's ability to conduct the annual shareholder meeting, but it also hinders and discourages communications between management and shareholders—another basic and crucial component of the Company's ordinary business operations. In fact, preliminary voting results on such matters are a key channel of regular communication between the Board, management and shareholders, allowing the Board and management to address shareholder perspectives, improve communication and develop board recommendations for and following the annual meeting.

Additionally, the Proposal could impede the Company's ability to monitor the number of votes cast for purposes of achieving a quorum and to conduct solicitations for other purposes. Monitoring voting returns to determine whether a quorum will be achieved is one of the most basic tasks for the Company related to the annual shareholder meeting. In fact, Rule 14a-6(f) of the Exchange Act categorizes communications which do no more than request that forms of proxy previously solicited be signed and returned as so basic that they need not be filed with the Commission. And yet, such basic communications would not be permitted by the Proposal because they constitute a "solicitation" as defined by Rule 14a-1(1).

Accordingly, the Staff has consistently allowed exclusion of proposals similar to, but less restrictive than, the Proposal. The proposals in *FedEx Corp.* and *NetApp* permitted the board access to preliminary voting information upon finding a compelling reason. The proposals in *Verizon* and *Kohl's* provided safeguards to still allow the board to check for a quorum. Further, such other proposals explicitly did not apply to contested matters and explicitly did not apply to the election of directors. The Proposal at issue here does not include such exceptions and is, if anything, more restrictive of the ability of the Company to conduct its annual meeting and communicate with shareholders in its ordinary course of business because it does not provide any such exceptions to access information regarding preliminary voting results. Such micromanagement by shareholders of the Company's ordinary business matters, like management's conduct at and around the annual shareholder meeting, is precisely the kind of interference that Rule 14a-8(i)(7) was designed to eliminate. Accordingly, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

C. The Proposal Seeks to Micromanage the Company

The Staff has consistently concurred that a proposal may be excluded under Rule 14a-8(i)(7) if it seeks to micromanage the company by specifying in detail the manner in which the company should address an issue. For example, in *Apple Inc.* (avail. Dec. 5, 2016), the Staff concurred in the exclusion of a proposal requesting that the board of directors generate a feasible plan for the company to reach a zero-net greenhouse gas emission status by the year 2030 for all aspects of the business directly owned by the company and major suppliers. Despite the proposal's implication of global warming concerns, the Staff agreed that the proposal could be excluded because it sought to micromanage the company by imposing a specific time frame to implement complex policies to satisfy quantitative targets. *See also Deere & Co.* (avail. Dec. 5, 2016) (concurring in the exclusion of a similar proposal instructing the board of directors to reach a net-zero greenhouse gas emission status by 2030 for all aspects of the business because the proposal imposed a specific time frame to satisfy proposed emission targets); *Duke Energy Corp.* (avail. Feb. 16, 2001) (concurring in the exclusion of a proposal requesting 80% reduction in nitrogen oxide emissions from coal-fired plants and limit of 0.15 lbs of nitrogen oxide per million British Thermal Units of heat input for each boiler because, despite proposal's objective of addressing significant environmental policy issues, it micromanaged the company's ordinary business decisions); *Marriott International Inc.* (avail. Mar. 17, 2010) (concurring in the exclusion of a proposal limiting showerhead flow to no more than 1.6 gallons per minute and requiring the installation of mechanical switches to control the level of water flow because, despite the proposal's implication of global warming, it sought to micromanage ordinary business decisions).

Not only does the Proposal relate to the Company's annual meeting, as discussed above, but also it seeks to "micro-manage" the Company's conduct with respect to the annual meeting—a clear matter of ordinary business operations. First, because the proposal specifically seeks to limit management access to preliminary results for only "certain executive pay matters," it calls for the Company to have access to some subset of voting responses, but not to other ones. Such particular instructions micromanage the Company by demanding it create new dual-track mechanisms to blind itself of access to one set of preliminary votes but not to another. Second, the Proposal seeks on its face to micromanage the Company's annual meeting solicitation activity, on contested and uncontested matters alike. Third, the Proposal suggests that shareholders can "still waive the confidentiality of their ballots on executive pay items . . . by checking a box on the ballot"—a box that currently does not exist and invoking a distinction between "ballots" and proxies. Thus, the Proposal provides such detail of implementation as to instruct the Company on what its ballot should look like and the need to create new dual-track structures for receiving, tracking and analyzing voting information. Like the proposals in *Apple* and *Deere & Co.* that requested specific quantitative emissions goals in specific time frames, the Proposal requests that the Company implement specific voting structures down to the options that should appear on its ballot. This is precisely the type of micromanagement that Rule 14a-8(i)(7) was fashioned to prevent. Accordingly, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

D. The Proposal Does Not Focus on a Significant Policy Issue that Transcends the Company's Day-to-Day Business

The 1998 Release provides that a shareholder proposal may not be excluded under Rule 14a-8(i)(7) if it focuses on "significant policy issues" that "transcend" the day-to-day business matters of a company. There is no "bright-line test" for determining whether a shareholder proposal focuses on a significant policy issue; it is a "case-by-case" determination. In Staff Legal Bulletin No. 14H (Oct. 22, 2015), the Commission clarified its approach to determining whether a proposal falls within the ordinary business exclusion, explaining that "the analysis should focus on the underlying subject matter of a proposal's request for board or committee review regardless of how the proposal is framed."

The underlying subject matter of the Proposal is monitoring voting results, which relates to the ordinary business matters of routine communications between the Company and its shareholders and the conduct of the Company's annual shareholder meetings. The Staff has consistently determined that monitoring voting results does not raise a significant policy issue, even where the proposal explicitly focuses on the monitoring of "say-on-pay" votes. *See, e.g., Ferro Corp.* (avail Jan. 6, 2017); *Honeywell International, Inc.* (avail. Jan. 6, 2017); *L3 Communications Holdings, Inc.* (avail. Jan. 6, 2017); *NiSource Inc.* (avail. Jan. 6, 2017); *Praxair, Inc.* (avail. Jan. 6, 2017); *Baxter International, Inc.* (avail. Dec. 27, 2016); *Pfizer, Inc.* (avail. Dec. 27, 2016); *Kohl's Corp.* (avail. Dec. 27, 2016); *Verizon Communications, Inc.* (avail. Jan. 22, 2015); *FedEx Corporation* (avail. July 18, 2014); *NetApp, Inc.* (avail. July 15, 2014). *See also General Motors. Corp.* (avail. Mar. 15, 4004) (Staff concurring in the exclusion of a shareholder proposal under 14a-8(i)(7) that would require certain disclosure when the company solicited shareholder votes because that disclosure related to ordinary business operations); *FirstEnergy Corp.* (avail. Feb. 26, 2001) (concurring in the exclusion of a proposal under 14a-8(i)(7) that requested the presentation of additional proxy solicitation expenses). To be clear, the Proposal is not an executive compensation shareholder proposal; it is an ordinary business proposal addressing the routine and regular practice of monitoring voting results and soliciting votes. Accordingly, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because the Proposal Violates the Proxy Rules

The Proposal contains impermissibly vague and materially misleading statements such that it would violate Rule 14a-9 if included in the Company's proxy statement. In particular, the supporting statement in the proposal states, contrary to the requirements of Schedule 14A, that management would not be required to disclose the cost of hiring proxy advisory firms. Furthermore, the Proposal does not describe how management might go about creating a two-track process by which some voting records are allowed for certain items but not others or account for instances where the prohibited information may be legally required, or where management or the Board receives such information from a third party. Accordingly, the Proposal is both vague and materially misleading, and is therefore excludable under Rule 14a-8(i)(3).

A. Rule 14a-8(i)(3) Background

Rule 14a-8(i)(3) under the Exchange Act permits a company to exclude statements contained in a shareholder proposal if such statements are contrary to the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. Rule 14a-9 provides: "No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading."

B. The Proposal Is Materially False and Misleading

In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Commission confirmed that Rule 14a-8(i)(3) allows for the modification or exclusion of a proposal or supporting statement if the company "demonstrates objectively that a factual statement is materially false or misleading." The Staff has consistently concurred in the exclusion of proposals that include factual statements that are materially false or misleading and relate to the subject matter of a proposal. *See Ferro Corp.* (avail. Mar. 17, 2015) (concurring in the exclusion of a proposal requesting that an Ohio company reincorporate in Delaware because the proposal included supporting statements misstating Ohio law); *AT&T Inc.* (avail. Feb. 2, 2009) (concurring in the exclusion of a proposal requesting an adoption of a bylaw to implement a lead independent director position because the proposal included a supporting statement misstating the independence standard of the Council of Institutional Investors).

Additionally, the Staff has concurred in the exclusion of proposals that "directly or indirectly impugn[] character, integrity or personal reputation or directly or indirectly make[] charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) ("*Bulletin No. 14B*"). For example, in *General Magic, Inc.* (avail. May 1, 2000) the Staff concurred in the exclusion of a proposal requesting that the company make "no more false statements" to its shareholders. The company argued that the proposal created the false impression that the company had previously tolerated dishonest behavior by its employees when the company had not; in fact, the company had corporate policies in place to the contrary. *See also Philip Morris Companies Inc.* (avail. Feb. 7, 1991) (concurring in the exclusion of a proposal that implied the company "advocates or encourages bigotry and hate" under former Rule 14a-8(c)(3)).

The Proposal is materially false and misleading, and therefore excludable, because the supporting statements incorrectly provide: "Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items."

This factual statement is objectively false. Item 4 of Schedule 14A specifically provides that solicitation methods must be described and that "If the solicitation is to be made by specially, engaged employees or paid solicitors, state (i) the material features of any contract or arrangement for such solicitation and identify the parties, and (ii) the cost or anticipated cost thereof," and further requires that the Company "[s]tate the names of the persons by whom the cost of solicitation has been or will be borne, directly or indirectly."

Thus, the Proponent's suggestion that management can use multiple professional proxy solicitor firms at shareholder expense without disclosure of the cost is not only objectively false, but also inapposite of proxy rules. Moreover, the factually incorrect statement is materially misleading to shareholders because this information is directly relevant to shareholders' consideration of the Proposal. As in *Ferro Corp.*, the supporting statements are a direct misstatement of the law underlying relevant to the Proposal. The quality, or perceived quality, of the Company's voting practices and disclosures related to its voting practices are material and relevant to shareholders who are voting on a proposal that requests to change those very practices. What is more, like in *General Magic*, the Proponent's statement impugns the legality and morality of management's actions. Beyond the false statement regarding the ability to use proxy solicitation firms without disclosing the cost thereof, the Proponent also makes unsubstantiated and salacious charges regarding "manipulat[ing] the say on pay vote," doing an "end run on the effectiveness of say on pay votes," "artificially boost[ing]" votes and pursuing "self-interest," among other matters. The Proponent never provides any factual foundation for any of these charges. Rule 14a-8(i)(3) was specifically designed to protect a company from having to include in its proxy materials a proposal that creates a materially false and misleading impression, especially an impression that would "directly or indirectly" impugn the character or integrity of management and the board or otherwise violate the proxy rules. *See Bulletin No. 14B*. Therefore, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is materially false and misleading.

C. The Proposal Is Impermissibly Vague and Indefinite in Violation of Rule 14a-8(i)(3)

In Staff Legal Bulletin No. 14B (Sept. 15, 2004), the Commission provided that Rule 14a-8(i)(3) allows modification or exclusion "where the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Additionally, the Staff has determined that a shareholder proposal may be excludable as materially misleading where "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has consistently concurred in the exclusion of shareholder proposals that fail to define or explain the meaning of key terms. For instance, in *PetSmart, Inc.* (avail. Apr. 12, 2010), the Staff concurred in the exclusion of a proposal requesting the board to require that its suppliers bar the purchase of animals for sale from distributors that have violated or are under investigations for violations of "the law." No-action relief was granted on the basis that the term "the law," which the proposal failed to define, was likely to mislead shareholders because the supporting statements focused on animal abuse, but the "the law" is so broad and generic that it would require the company to prohibit its suppliers from dealing with distributors who have violated a law unrelated to the treatment of animals. Similarly, in *Bank of America Corp.* (avail. Feb. 25, 2008), the Staff concurred in the exclusion of a proposal requesting a moratorium on "further involvement in activities that support MTR coal mining or the construction of new coal-burning power plants that emit carbon dioxide." No-action relief was granted on the basis that it was unclear what actions it should take, or cease taking, to implement the proposal. Further, the supporting statements offered little guidance on what are "activities that support" MTR coal mining or the construction of new coal-burning plants. *See also Moody's Corp.* (avail. Feb. 10, 2014) (concurring in the exclusion of a proposal requesting a report on the use of "ESG risk assessments" in the company's credit rating methodologies because the proposal failed to define ESG and, although the supporting statements explained that the resolution aimed to disclose the company's "social, environmental and government performance," the proposal failed to link these terms to the acronym); *Eastman Kodak Co.* (Mar. 3, 2003) (concurring in the exclusion of a proposal seeking to cap executive salaries at $1 million, including bonus, perks and options that failed to define various terms and how options were to be valued and was therefore excludable); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting "improved corporate governance" because the proposal and supporting statement fail to clearly describe this term).

i. The Proposal's scope is undefined and impermissibly vague.

The Staff has consistently concurred in the exclusion of shareholder proposals that lack clarity as to the nature and scope of the request. For instance, in *Prudential Financial, Inc.* (avail. Feb. 16, 2007), the Staff concurred in the exclusion of a proposal that requested the board "seek shareholder approval for senior management incentive compensation programs which provide benefits only for earnings increases based on management controlled programs." The company argued that potential differing interpretations of the proposal and several undefined terms caused the proposal to be so inherently vague and indefinite that neither the company nor shareholders would be able to determine what actions were required.

The Proposal's scope as to covered matters is impermissibly vague in several respects:

- When would the envisioned bylaw prohibiting Board and management access to voting information actually apply? The Proposal states that the bylaw would apply to "certain executive pay matters" and gives examples of several items that would be within the scope, but does not specifically define what other matters would count as "certain executive pay matters." Instead, the Proposal states that "[c]ertain maters [sic] include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans." However, the list is expressly not exhaustive, and the universe of possible votes that touch on executive pay matters is sufficiently large to render the scope of this Proposal largely undefined. For example, does this denial of access to preliminary voting information extend to shareholder proposals that relate in any way, whether directly or no matter how tangentially, to executive compensation? Does it reach say-on-pay frequency votes? Likewise, it is unclear whether the Proposal would apply to a vote required in connection with a merger with or acquisition of a company in which a "say-on-golden parachute" vote is required.

- Would the Proposal reach voting results concerning the election of Compensation Committee members? Whereas other recent similar proposals have specifically stated that the proposal at issue does not extend to the election of directors, and which proposals were nevertheless properly excluded anyway, *see Kohl's Corp.* (avail. Dec. 27, 2016); *Verizon Communications, Inc.* (avail. Jan. 22, 2015), the Proposal at issue here contains no such exclusion. Thus, as discussed below in the context of 14a-8(i)(8), there are instances where the Proposal might affect the election of a director—for example, where a proxy advisory firm recommends voting against a director who served on the Board's compensation committee.

These uncertainties prevent a shareholder from being able to determine the scope of the Proposal being voted on, and render the task of complying with such a Proposal a near impossibility. As in *Prudential Financial*, neither the Company nor shareholders voting on this Proposal will be able to determine what actions are required, and it should therefore be excluded under 14a-8(i)(3).

ii. The Proposal's undefined term "running tally" is impermissibly vague and indefinite.

The Proposal requires that management and the Board be denied access to a "running tally" of shareholder votes. However, the Proposal fails to define what the term "running tally" means. During proxy voting before an annual meeting, companies often receive a variety of information about the shareholder voting at different points in time from investors, financial institutions, investor communications and proxy solicitation firms. The Proposal offers shareholders and the Company no guidance on what qualifies as a "running tally." Management and directors have no ability to control what kind of information is delivered to them from a third party. In fact, banks and brokers are obligated by Rule 14b-2 to provide companies voting instructions of their beneficial owner-clients and often use investor communications firms to do so. Is this considered a "running tally"? Without clear guidelines in the Proposal as to what types of information must be excluded, the Company cannot determine with any reasonable certainty exactly how to implement the Proposal. Like the phrases "activities that support" (*Bank of America*) or "improved corporate governance" (*Puget Energy*), the ambiguity of the undefined term "running tally" causes uncertainty for shareholders in determining exactly what they are voting on and renders the Proposal is impermissibly vague and indefinite. As such, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

iii. The Proposal's requirement that the specified information not be available to the Board or management is impermissibly vague and misleading.

The Proposal states that "the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes." This requirement is so vague and misleading that it renders the Proposal excludable under Rule 14a-8(i)(3) because neither shareholders nor the Board are able to determine with any reasonable certainty exactly what actions the Proposal requires. In uncontested proxy solicitations, the Company is provided an omnibus proxy by Broadridge Financial Solutions, Inc., as agent for its bank and broker-dealer clients, reflecting aggregated voting instructions that it has solicited from the Company's beneficial owners. This information does not identify beneficial owners in any way at the individual level. These proxy votes are provided by banks and brokerage firms as part of a multifaceted system of Commission and stock exchange rules that require banks and brokerage firms to distribute proxy materials to their customers, collect voting instructions and forward to votes to companies. The Proposal calls for some process where a Company policy would control the third parties proxy voting procedures and further provide that the third parties make available some, but not all, proxy information to management and the Board. But the Proposal fails to specify the meaning of the requirement that certain information "not be available to management" or provide the Company any guidance on how to amend the complex voting process that occurs with respect to the Company's solicitation of proxies. Further, shareholders voting on the Proposal have no way of knowing exactly how the proxy solicitation process will be changed.

Additionally, the Proposal provides no direction to the Company or shareholders on how to handle situations where the information that "shall not be available to the management or the Board" is legally required to meet requirements—for instance, to assert or defend claims against the Company or if disclosure is expressly requested by a shareholder. The Company has no guidance as to how it can keep track of ascertaining which shareholders have voted or making efforts to encourage voting and still comply with the Proposal. Additionally, the Proposal is silent as to how the Company should handle a dispute over authenticity of a proxy vote, which needs to be handled prior to the annual meeting, not afterwards. Moreover, the Proposal fails to differentiate between contested and uncontested elections; thus, the Company has no certainty as to how it should implement the Proposal with respect to the two very different situations. The Proposal is riddled with alternative interpretations and ambiguities, yet fails to provide any guidance as to how these ambiguities should be resolved. The varying ways in which voting instructions received from shareholders can be changed or in which the Company can handle the information with respect to circumstances where it is legally required render it impossible for the Company to know with any certainty how to implement the Proposal and provide no guidance to shareholders on exactly what they are voting on. As a result, the Proposal is impermissibly vague and indefinite, and thus misleading, in violation of the proxy rules. Therefore, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

iv. *The Proposal is impermissibly misleading because the references to "confidential voting" do not accurately represent what the Proposal requests.*

The Proposal does not call for confidential voting, but rather that the "outcome of votes cast by proxy" be unavailable to management and the Board prior to the annual meeting. However, the Proposal's title and references in the supporting statements to "confidential voting" are misleading to shareholders as they do not accurately reflect the substance of the Proposal. Confidential voting refers to preserving the confidentiality of all shareholder proxies, consents and authorizations. Proxy advisor firms like Institutional Shareholder Services recommend confidential voting because it "ensures a level playing field by providing shareholder proponents with equal access to vote information prior to the annual meeting." *See United States Summary Proxy Voting Guidelines 2016 Benchmark Policy Recommendations*, ISS Governance (Dec. 18, 2015), https://www.issgovernance.com/file/policy/2016-us-summary-voting-guidelines-dec-2015.pdf.

However, the Proposal explicitly does not require that individual votes be confidential; instead, it presumably seeks to restrict management's ability to receive aggregated data in the form of vote tallies. Vote tallies do not provide information about how individual shareholders voted and this do not implicate the confidentiality of shareholder voting. Given the references to "confidential voting" in the title of the Proposal and in the supporting statements, shareholders are likely to believe that they are voting on a proposal related to confidential voting, when, in fact, the substance of the Proposal has nothing to do with the confidentiality of shareholder information.

What is more, the supporting statements suggest that the purpose of the Proposal actually relates to how management might allegedly use preliminary voting data strategically, rather than a concern for maintaining shareholder confidentiality. A proposal relating to confidential voting would likely apply such a policy to restrict access to preliminary voting to other shareholders, in addition to the Board and management, for concern about an uneven playing field. The Proposal, on the other hand, does not prevent other shareholders from gaining access to preliminary voting information that it seeks to restrict from management. Thus, the Proposal's purpose is far from confidential voting, and yet the Proposal's title "Executive Pay Confidential Voting" and reference to "confidential voting" in the supporting statements are materially misleading to shareholders voting on the Proposal. Therefore, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

v. The Proposal's reference to "for and against" votes is unclear as to how the Company should treat abstentions, broker non-votes, and other votes.

The Proposal seeks to prohibit the Company's management and the Board from accessing votes "for and against" covered matters. However, shareholder proxies may also be marked for abstention. The Proposal is does not specify how the Company should treat abstentions and thus there is ambiguity in how the Company should implement the proposal. The Proposal may not be limiting the Company from accessing the number of abstentions on a vote, or it may be following Staff Legal Bulletin 14 (Jul. 13, 2001) and not defining abstentions as votes "cast." Further, it is unclear if the Proposal permits the Company to receive information related to other ballot items aside from "for" and "against," like broker non-votes. The alternative interpretations of how to handle to these unspecified types of voting data renders the Proposal vague and misleading. Shareholders voting on the Proposal are likely to have differing views of the Proposal's meaning and ultimately the Company's implementation is likely to differ from shareholders' expectations of the Proposal. As such, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(3).

vi. The Proposal's reference to "outcome of votes cast by proxy" provides no guidance as to how votes not cast by proxy are to be treated.

Analogously, the Proposal explicitly seeks to prohibit management and the Board from accessing the "outcome of votes cast by proxy," and yet says nothing about votes that are not submitted by proxy. The Company and shareholders are likely to have differing interpretations of the Proposal: Some may think that votes not cast by proxy should be treated the same as those cast by proxy; others might interpret the Proposal to allow management and the Board access to votes not cast by proxy. The alternative interpretations renders the Proposal vague and misleading under Rule 14a-8(i)(3) and we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials.

vii. The Proposal is impermissibly vague and indefinite with respect to implementing its instructions regarding access to shareholder comments "submitted along with shareholder meeting ballots" and the ability of shareholders to "waive the confidentiality of their ballots on executive pay items."

The references in the Proposal to special procedures relating to comments submitted with "meeting ballots" waiving confidentiality of "ballots" by "checking a box on the ballot" is vague and confusing to the Company and to shareholders insofar as the balance of the Proposal speaks to votes cast by proxy, rather than by ballot. Traditionally, the only votes cast by ballot are those that are made in person at the annual meeting, with the balance of votes cast by proxy. The language of the Proposal is unclear in that it is not clear whether the Board and management would be permitted to have access to shareholder comments submitted by "proxy" rather than through "shareholder meeting ballots" or whether shareholders would have the ability to waive the confidentiality of "proxies," rather than ballots.

III. The Proposal May Be Excluded Under Rule 14a-8(i)(8) Because the Proposal May Relate to the Election of Directors

Votes cast to elect directors who are members of the Compensation Committee in an annual meeting may, and often do, turn on "certain executive pay matters," especially if proxy advisory firms have given an adverse vote recommendation or if a shareholder's voting policy views a particular compensation matter unfavorably. Where such a vote or recommendation depends on executive pay matters, such as where a shareholder's voting policy or proxy advisory firm recommends that shareholders vote against a director who served on the Board's compensation committee, this Proposal would relate directly to that director's election. For that reason, the Proposal is also properly excludable under 14a-8(i)(8).

D. Rule 14a-8(i)(8) Background

Under Rule 14a-8(i)(8), a company is permitted to exclude a shareholder proposal that: "(i) Would disqualify a nominee who is standing for election; (ii) would remove a director from office before his or her term expired; (iii) Questions the competence, business judgment, or character of one or more nominees or directors; (iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or (v) Otherwise could affect the outcome of the upcoming election of directors." Rule 14a-8(i)(8) was designed "to make clear, with respect to corporate elections, that Rule 14a-8 is not the proper means for conducting campaigns." *Exchange Act Release No. 34-12598* (July 7, 196). The rule has been interpreted to permit the exclusion of proposals seeking to censure or remove directors. *See Exchange Act Release No. 34-39093* (Sept. 18, 1997); *see also Royal Caribbean Cruises Ltd.* (avail. Mar. 9, 2009); *Dollar Trees Stores Inc.* (Mar. 7, 2008).

E. The Proposal Is Excludable under Rule 14a-8(i)(8)(v) As It Could Affect the Outcome of the Election of Directors

The Proposal relates to director elections because it restricts the Board's access to vote tallies without subject matter limit, as long as executive pay is implicated, and could be invoked in a director election that implicates executive pay. The Proposal could therefore "affect the outcome of the upcoming election of directors" and should be excluded. In *Caterpillar, Inc.*, (avail. Mar. 24, 2014), the Staff concurred in the exclusion of a proposal requesting that the board hold a contest for giving public voting advice for company's upcoming proxy because that the proposal could affect director elections under 14a-8(i)(8). The company argued that, unlike other proposals which allowed shareholders to choose a proxy advisor, but where that advisor was prohibited from giving advice on director elections, the proposal at issue in *Caterpillar, Inc.* had no such limitation. The contest winner was free to give advice on the upcoming director election, which could then influence the outcome of that election.

As in *Caterpillar, Inc.*, the Proposal here does not contain any limitation preventing influence over director elections. This omission is particularly noteworthy given that similar recent proposals have included such a limitation, though the Staff nevertheless concurred in their exclusion on other grounds. *Kohl's Corp.* (avail. Dec. 27, 2016); *Verizon Communications, Inc.* (avail. Jan. 22, 2015). Indeed, given that the Proposal focuses on executive pay issues, the Proposal is *likely* to relate to the election of directors on the compensation committee—particularly if proxy advisory firms, like Institutional Shareholder Services, recommend that shareholders withhold votes against certain directors on the compensation committee because of certain executive pay policies that the Company has instituted. Rule 14a-8(i)(8) was specifically designed to protect the director election process from 14a-8 shareholder proposals. As the proposal in *Caterpillar, Inc.* was properly excluded under 14a-8(i)(8) because it could potentially affect the outcome of a director election, so too should this Proposal be excluded. Therefore, we respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(8).

CONCLUSION

For the foregoing reasons, we are of the view that (1) the Proposal relates to ordinary business operations, (2) the Proposal is materially false and misleading and impermissibly vague and indefinite in violation of Rule 14a-9, and (3) the Proposal could affect the outcome of election of directors. Therefore, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials.

If you have any questions, or if the Staff is unable to concur with our view without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to the issuance of any written response to this letter. Please contact Michael Greco at (475) 230-3358 or by e-mail at Michael.Greco@Alexion.com if you would like to discuss.

Very truly yours,

Michael V. Greco
SVP, Law and Corporate Secretary

cc: John Chevedden
Enclosures

Exhibit A

[ALXN: Rule 14a-8 Proposal, December 29, 2016]
[Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Executive Pay Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.

Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items.

It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

Please vote to enhance shareholder value:
Executive Pay Confidential Voting– Proposal [4]
[The line above – *Is* for publication.]

Exhibit B

Greco, Michael

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, December 29, 2016 9:31 PM
To: Greco, Michael
Cc: Scott, Linda
Subject: Rule 14a-8 Proposal (ALXN)``
Attachments: CCE29122016_10.pdf

Mr. Greco,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

Mr. Michael V. Greco
Corporate Secretary
Alexion Pharmaceuticals, Inc. (ALXN)
100 College Street
New Haven, CT 06510
PH: 203-272-2596
PH: 203-271-8336
FX: 203-271-8198

Dear Mr. Greco,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve company performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

December 29, 2016
Date

cc: Linda Scott <ScottL@alxn.com>

[ALXN: Rule 14a-8 Proposal, December 29, 2016]
[Revision]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Executive Pay Confidential Voting

Shareholders request our Board of Directors to take the steps necessary to adopt a bylaw that prior to the Annual Meeting, the outcome of votes cast by proxy on certain executive pay matters, including a running tally of votes for and against, shall not be available to management or the Board and shall not be used to solicit votes. Certain maters include the topics of say on executive pay and management-sponsored or board-sponsored resolutions seeking approval of executive pay plans. This proposal would not prohibit management access to shareholder comments submitted along with shareholder meeting ballots. This proposal is limited to executive pay items. Shareholders could still waive the confidentiality of their ballots on executive pay items – for instance by checking a box on the ballot.

Our management can now monitor incoming votes and then use shareholder money to blast shareholders with costly solicitations on matters where they have a direct self-interest such as such as the ratification of lucrative stock options and to obtain artificially high votes for their lucrative executive pay.

Our management can now do an end run on the effectiveness of say on pay votes. Instead of improving executive pay practices in response to disapproving shareholder votes, our management can efficiently manipulate the say on pay vote to a higher percentage. Without confidential voting our management can simply blast shareholders by using multiple professional proxy solicitor firms at shareholder expense (no disclosure of the cost) with one-way communication by mail and electronic mail (right up to the deadline) to artificially boost the vote for their self-interest executive pay ballot items.

It is important for shareholders that the company get executive pay right in order to give management the best-focused incentive for long-term shareholder value. Executive pay is not ordinary business.

Please vote to enhance shareholder value:
Executive Pay Confidential Voting– Proposal [4]
[The line above – *Is* for publication.]

John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

Greco, Michael

From: Greco, Michael
Sent: Friday, December 30, 2016 9:08 AM
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Scott, Linda
Subject: RE: Rule 14a-8 Proposal (ALXN)``

Mr. Chevedden,

I received your email and proposal. We will be in touch in the new year. Happy New Year.

Mike

Michael V. Greco
Senior Vice President of Law and Corporate Secretary

Alexion Pharmaceuticals, Inc.
100 College Street
New Haven, CT 06510

direct +1.475.230.3358
mobile +1.203.815.9412
email Michael.Greco@alexion.com

ALEXION

PLEASE NOTE NEW OFFICE PHONE NUMBER AND EMAIL ADDRESS

From: ***FISMA & OMB Memorandum M-07-16*** [mailto: ***FISMA & OMB Memorandum M-07-16***]
Sent: Thursday, December 29, 2016 9:31 PM
To: Greco, Michael
Cc: Scott, Linda
Subject: Rule 14a-8 Proposal (ALXN)``

Mr. Greco,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Greco, Michael

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Friday, December 30, 2016 9:36 AM
To: Greco, Michael
Cc: Scott, Linda
Subject: Rule 14a-8 Proposal (ALXN)

Thank you.

Greco, Michael

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Thursday, January 05, 2017 8:58 PM
To: Greco, Michael
Cc: Scott, Linda
Subject: Rule 14a-8 Proposal (ALXN) blb
Attachments: CCE05012017_9.pdf

Mr. Greco,
Please see the attached broker letter.
Sincerely,
John Chevedden

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

ALXN

Post-it® Fax Note 7671	Date 1-5-17 # of pages▶
To Michael Greco	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # ***FISMA & OMB Memorandum M-07-16***
Fax # 203-271-8198	Fax #

January 5, 2017

John R. Chevedden

FISMA & OMB Memorandum M-07-16

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than the share quantity listed in the following table in each of the following securities, since October 1, 2015:

Security name	CUSIP	Trading symbol	Share quantity
Alexion Pharmaceuticals, Inc.	015351109	ALXN	40
Caterpillar, Inc.	149123101	CAT	200

The securities referenced in the preceding table are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments subsidiary.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-397-9945 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday) and entering my extension 15838 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W301393-04JAN17